                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-68903
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 24, 2000)

                                  $300,000,000
                       [KIMBERLY CLARK LOGO] Corporation
                         7.10% NOTES DUE AUGUST 1, 2007
                               ------------------
     Kimberly-Clark will pay interest on the notes on February 1 and August 1 of each year. The first such payment will be made on February 1, 2001. We may redeem the notes at our option and at any time, either as a whole or in part, at the redemption prices described in this prospectus supplement.

     The notes will not be listed on any national securities exchange or quoted on the Nasdaq National Market.
                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                                               PER
                                                               NOTE       TOTAL
                                                              ------   ------------
Initial public offering price...............................  99.961%  $299,883,000
Underwriting discount.......................................    .625%  $  1,875,000
Proceeds, before expenses, to Kimberly-Clark................  99.336%  $298,008,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will begin to accrue on July 27, 2000 and must be paid by the purchaser if the notes are delivered after July 27, 2000.
                               ------------------

     The notes are offered severally by the underwriters, subject to various conditions. The underwriters expect to deliver the notes in book-entry form only through The Depository Trust Company against payment on or about July 27, 2000.
                               ------------------

SALOMON SMITH BARNEY
       MORGAN STANLEY DEAN WITTER
            BANC ONE CAPITAL MARKETS, INC.
                   HSBC SECURITIES (USA), INC.
                         BANK OF NEW YORK CAPITAL MARKETS, INC.
            The date of this Prospectus Supplement is July 24, 2000.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
Use of Proceeds.............................................   S-1
Selected Financial Data.....................................   S-2
Description of Notes........................................   S-4
Underwriting................................................   S-8
Validity of Notes...........................................   S-9

PROSPECTUS

Where to Find More Information..............................     1
Description of Kimberly-Clark...............................     1
Ratio of Earnings to Fixed Charges..........................     2
Use of Proceeds.............................................     3
Description of Debt Securities..............................     3
Plan of Distribution........................................    10
Validity of Debt Securities.................................    11
Experts.....................................................    11

     You should read this prospectus supplement and the accompanying prospectus carefully before you invest. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give you different information. If anyone gives you different or inconsistent information, you should not rely on it. This prospectus supplement may add to, update or change information in the prospectus. The information contained in this prospectus supplement is current only as of the date appearing at the bottom of the cover. Since that date, our business, financial condition, results of operations and prospects may have changed.

     In this prospectus supplement and the accompanying prospectus, unless we otherwise specify or the context otherwise requires, references to "Kimberly-Clark," "we," "us," and "our" refer to Kimberly-Clark Corporation and its subsidiaries.

     We are not, and the underwriters are not, offering to sell or seeking offers to buy securities in any jurisdiction where the offer or sale is not permitted.

     This prospectus supplement and the accompanying prospectus do not contain all of the information contained in the registration statement and its exhibits which we filed with the Securities and Exchange Commission. You should read the registration statement and its exhibits for information that may be of interest to you. For information on obtaining a copy of the registration statement, see "Where to Find More Information" in the prospectus.

                                USE OF PROCEEDS

     The net proceeds to be received by us from the sale of the notes, before deducting our offering expenses, is estimated to be $298,008,000. We intend to use the net proceeds from the sale of the notes for general corporate purposes and in particular for reduction of our existing indebtedness, including a portion of our currently outstanding commercial paper.

     Until we actually apply such proceeds, we will invest them in short-term securities. At March 31, 2000, our consolidated short-term debt and current portion of long-term debt approximated $989.1 million, which includes outstanding commercial paper of approximately $561.6 million. Our outstanding commercial paper matures no later than 90 days after its date of issue and bears interest at rates ranging from approximately 6.52% to 6.66% per annum.

                            SELECTED FINANCIAL DATA

                  KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
                (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                    THREE MONTHS ENDED
                                       MARCH 31,(1)                         YEAR ENDED DECEMBER 31
                                   ---------------------   ---------------------------------------------------------
                                    1999(2)     2000(3)     1995(4)     1996(5)     1997(6)     1998(7)     1999(8)
                                   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net Sales........................  $ 3,125.2   $ 3,387.2   $13,373.0   $13,149.1   $12,546.6   $12,297.8   $13,006.8
Gross Profit.....................    1,273.3     1,406.3     4,544.9     4,688.5     4,607.6     4,597.6     5,325.2
Operating Profit.................      544.6       678.7       942.3     1,666.0     1,486.1     1,697.7     2,435.4
Share of Net Income of Equity
  Companies......................       43.6        47.6       113.3       152.4       157.3       137.1       189.6
Income from Continuing Operations
  Before Extraordinary Items and
  Cumulative Effect of Accounting
  Change.........................      374.6       470.2       507.2     1,035.4       985.4     1,114.3     1,668.1
  Per Share Basis:
    Basic........................        .70         .86         .91        1.84        1.77        2.02        3.11
    Diluted......................        .69         .86         .90        1.83        1.76        2.01        3.09
Net Income.......................      374.6       470.2       507.2     1,035.4     1,002.9     1,103.1     1,668.1
  Per Share Basis:
    Basic........................        .70         .86         .91        1.84        1.80        2.00        3.11
    Diluted......................        .69         .86         .90        1.83        1.79        1.99        3.09
Cash Dividends Per Share
    Declared.....................        .26         .27         .90         .92         .96        1.00        1.04
    Paid.........................        .25         .26         .90         .92         .95         .99        1.03
Total Assets.....................  $11,572.6   $13,788.0   $11,561.0   $11,820.4   $11,417.1   $11,687.8   $12,815.5
Long-Term Debt...................    2,086.7     1,950.0     1,984.7     1,738.6     1,803.9     2,068.2     1,926.6
Stockholders' Equity.............    3,824.0     5,743.2     4,141.3     4,595.0     4,340.3     4,031.5     5,093.1

                  KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

                        NOTES TO SELECTED FINANCIAL DATA

CHARGES (CREDITS)

(1) Our unaudited consolidated financial data has been prepared on the same basis as in our 1999 Annual Report to Stockholders and includes all adjustments necessary to present fairly the consolidated balance sheet and consolidated income data for the periods indicated.

(2) Included in the selected financial data for the three months ended March 31, 1999 are the following items:

                                                                                          DILUTED
                                                           GROSS    OPERATING    NET     NET INCOME
       (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)     PROFIT    PROFIT     INCOME   PER SHARE
       -----------------------------------------------     ------   ---------   ------   ----------
    Business improvement and other programs..............  $18.5      $22.8     $15.4       $.03
                                                           =====      =====     =====       ====

(3) Included in the selected financial data for the three months ended March 31, 2000 are the following items:

                                                                                         DILUTED
                                                          GROSS    OPERATING    NET     NET INCOME
      (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)     PROFIT    PROFIT     INCOME   PER SHARE
      -----------------------------------------------     ------   ---------   ------   ----------
    Business improvement and other programs.............  $ 8.1     $  9.5     $  6.3
    Business integration and other costs................    6.2       12.2        7.7
    Patent settlement and accrued liability reversal....     --      (75.8)     (46.5)
                                                          -----     ------     ------

              Total.....................................  $14.3     $(54.1)    $(32.5)    $(.06)
                                                          =====     ======     ======     =====

(4) Included in the selected financial data for 1995 are the following items:

                                                                                       DILUTED
                                                                 OPERATING    NET     NET INCOME
          (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)         PROFIT     INCOME   PER SHARE
          -----------------------------------------------        ---------   ------   ----------
    Business improvement and other programs....................   $814.3     $596.9
    Unusual charges, net.......................................     21.7       14.8
    Net gains on asset disposals...............................   (126.6)     (78.9)
    Change in value of Mexican peso............................       --       38.5
                                                                  ------     ------

              Total............................................   $709.4     $571.3     $1.01
                                                                  ======     ======     =====

(5) Included in the selected financial data for 1996 are the following items:

                                                                                        DILUTED
                                                         GROSS    OPERATING    NET     NET INCOME
      (MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)    PROFIT    PROFIT     INCOME   PER SHARE
      -----------------------------------------------    ------   ---------   ------   ----------
    Business improvement and other programs............  $154.2    $429.9     $328.6
    Gains on asset disposals...........................      --     (93.6)     (72.6)
    Change in value of Mexican peso....................      --        --        2.3
    Restructuring of Mexican operations................      --        --        5.5
                                                         ------    ------     ------

              Total....................................  $154.2    $336.3     $263.8      $.46
                                                         ======    ======     ======      ====

(6) Included in the selected financial data for 1997 are the following items:

                                                                                DILUTED
                                                 GROSS    OPERATING    NET     NET INCOME
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)  PROFIT    PROFIT     INCOME   PER SHARE
-----------------------------------------------  ------   ---------   ------   ----------
Business improvement and other programs........  $128.8    $ 478.3    $366.3
Gain on asset disposal.........................      --      (26.5)    (16.8)
Gain on sale of K-C de Mexico's Regio
  business.....................................      --         --     (16.3)
Extraordinary gains, net of income taxes.......      --         --     (17.5)
                                                 ------    -------    ------
          Total................................  $128.8    $ 451.8    $315.7     $ .57
                                                 ======    =======    ======     =====

(7) Included in the selected financial data for 1998 are the following items:

                                                                                DILUTED
                                                 GROSS    OPERATING    NET     NET INCOME
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)  PROFIT    PROFIT     INCOME   PER SHARE
-----------------------------------------------  ------   ---------   ------   ----------
Business improvement and other programs........  $191.6    $ 377.8    $276.8
Mobile pulp mill fees and related severances...    42.3       42.3      25.9
Gain on asset disposal.........................      --     (140.0)    (78.3)
Change in value of Mexican peso................      --         --       9.2
Cumulative effect of accounting change, net of
  income taxes.................................      --         --      11.2
                                                 ------    -------    ------
          Total................................  $233.9    $ 280.1    $244.8     $ .45
                                                 ======    =======    ======     =====

(8) Included in the selected financial data for 1999 are the following items:

                                                                                DILUTED
                                                 GROSS    OPERATING    NET     NET INCOME
(MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)  PROFIT    PROFIT     INCOME   PER SHARE
-----------------------------------------------  ------   ---------   ------   ----------
Business improvement and other programs........  $ 69.0    $  47.8    $ 35.6
Business integration and other costs...........    11.2       22.6      14.5
Mobile pulp mill fees and related severances...     9.0        9.0       5.6
Gains on asset disposals.......................      --     (176.7)   (112.3)
                                                 ------    -------    ------
          Total................................  $ 89.2    $ (97.3)   $(56.6)    $(.11)
                                                 ======    =======    ======     =====

                              DESCRIPTION OF NOTES

     The following summary of the terms of the notes supplements the general description of debt securities contained in the prospectus. To the extent the following terms are inconsistent with the general description contained in the prospectus, the following terms replace such inconsistent terms. You should read both the prospectus and this prospectus supplement.

GENERAL

     The notes will be limited to $300,000,000 aggregate principal amount and will mature on August 1, 2007. The notes will bear interest at the rate per annum of 7.10% from July 27, 2000 or from the most recent interest payment date to which interest has been paid or provided. We will pay accrued interest semi-annually on February 1 and August 1 of each year to the person in whose name the note is registered at the close of business on January 15 and July 15, as the case may be, that precedes such interest payment date. The first such payment will be made on February 1, 2001. The notes will not be entitled to the benefit of any sinking fund.

     The notes will be issued under the first amended and restated indenture dated as of March 1, 1988, as amended by the first and second supplemental indenture dated November 6, 1992 and May 25, 1994, respectively. Bank One Trust Company, N.A., as successor in interest to The First National Bank of Chicago, is the successor trustee under such indenture.

OPTIONAL REDEMPTION

  Meaning of Terms

     We may redeem the notes at our option as described below. See "Optional Redemption -- Our Redemption Rights." The following terms are relevant to the determination of the redemption price:

     When we use the term "Treasury Rate", we mean with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, we assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     When we use the term "Comparable Treasury Issue", we mean the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes. "Independent Investment Banker" means each of Salomon Smith Barney Inc. and Morgan Stanley & Co. Incorporated or their respective successors as may be appointed from time to time by the Trustee after consultation with Kimberly-Clark; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "primary treasury dealer"), we shall substitute therefor another primary treasury dealer.

     When we use the term "Comparable Treasury Price", we mean with respect to any redemption date, the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities." If such release (or any successor release) is not published or does not contain such prices on such business day, then Comparable Treasury Price would mean the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day preceding such redemption date.

     When we use the term "Remaining Scheduled Payments", we mean with respect to any note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

  Our Redemption Rights

     We may redeem the notes at our option and at any time, either as a whole or in part. If we elect to redeem the notes, we will pay a redemption price equal to the greater of

     - 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, and

     - the sum of the present values of the remaining scheduled payments, plus accrued and unpaid interest.

In determining the present value of the remaining scheduled payments, we will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus fifteen (15) basis points. A partial redemption of the notes may be effected by such method as the trustee shall deem fair and appropriate and may provide for the selection for redemption of portions (equal to the minimum authorized denomination for the notes or any integral multiple thereof) of the principal amount of notes of a denomination larger than the minimum authorized denomination for the notes.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM

     The notes will be issued in the form of one or more fully registered global notes which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "depositary") and registered in the name of the depositary's nominee. Except as set forth below, the global notes may be transferred, in whole and not in part, only to the depositary or another nominee of the depositary.

     The depositary has advised us and the underwriters as follows: The depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary was created to hold securities of institutions that have accounts with the depositary or its nominee ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The depositary's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

     Upon the issuance of the global notes, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the notes represented by such global notes to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the global notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in the global notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the global notes.

     So long as the depositary, or its nominee, is the registered holder and owner of the global notes, the depositary or such nominee, as the case may be, will be considered the sole owner and holder of the related notes for all purposes of such notes and for all purposes under the indenture. Except as set forth below, owners of beneficial interests in the global notes will not be entitled to have the notes represented by such global notes registered in their names, will not receive or be entitled to receive physical delivery of certificated notes in definitive form and will not be considered to be the owners or holders of any notes under the indenture or the global notes. Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder of notes under the indenture or the global notes. We understand that under existing industry practice, in the event we request any action of holders of notes or an owner of a beneficial interest in the global notes desires to take any action that the depositary, as the holder of the global notes, is entitled to take, the depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of (and premium, if any) and interest on notes represented by the global notes registered in the name of or held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner and holder of the global notes.

     We expect that the depositary, upon receipt of any payment of principal or interest in respect of the global notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. None of Kimberly-Clark, the trustee or any agent of Kimberly-Clark or the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global notes owning through such participants.

     Unless and until they are exchanged in whole or in part for certificated notes in definitive form, the global notes may not be transferred except as a whole by the depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary.

     The notes represented by the global notes are exchangeable for certificated notes in definitive registered form of like tenor as such notes in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global notes or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or (ii) we in our discretion at any time determine not to have all of the notes represented by the global notes and we notify the Trustee thereof. Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global notes are not exchangeable, except for a global note or global notes of the same aggregate denominations to be registered in the name of the depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement by the purchasers of the notes will be made in immediately available funds. All payments by us to the depositary of principal and interest will be made in immediately available funds.

     The notes will trade in the depositary's settlement system until maturity, and therefore the depositary will require secondary trading activity in the notes to be settled in immediately available funds.

DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Sections 402 and 1006 of the indenture relating to defeasance as described under "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement dated July 24, 2000, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the principal amount of notes set forth opposite its name below:

                                                          PRINCIPAL
                                                          AMOUNT OF
UNDERWRITER                                                 NOTES
-----------                                              ------------
Salomon Smith Barney Inc. ............................   $114,000,000
Morgan Stanley & Co. Incorporated.....................    114,000,000
Banc One Capital Markets, Inc. .......................     24,000,000
HSBC Securities (USA), Inc. ..........................     24,000,000
Bank of New York Capital Markets, Inc. ...............     24,000,000
                                                         ------------
          Total.......................................   $300,000,000
                                                         ============

     Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the notes, if any are taken.

     The underwriters propose to offer the notes in part directly to retail purchasers at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at such price less a concession of .375% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not to exceed
 .25% of the principal amount of the notes to certain brokers and dealers. After the notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

     The following table shows the underwriting discount and commission we will pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

                                                            PAID BY
                                                         KIMBERLY-CLARK
                                                         --------------
Per Note..............................................        .625%

     In connection with this offering, certain underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase notes for the purpose of stabilizing their market price. The underwriters also may create a short position for the account of the underwriters by selling more notes in connection with the offering than they are committed to purchase from us, and in such case may purchase notes in the open market following completion of the offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

     We estimate that our total expenses of this offering, excluding the underwriting discount, will be $145,500.

     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Salomon Smith Barney Inc. and Morgan Stanley & Co. Incorporated perform various investment banking services for us.

     Affiliates of Banc One Capital Markets, Inc., HSBC Securities (USA), Inc., and Bank of New York Capital Markets, Inc. provide various commercial banking services for us, including participating as lenders in our existing syndicated revolving credit facility in the aggregate amounts of $175.0 million, $75.0 million and $50.0 million, respectively.

                               VALIDITY OF NOTES

     The validity of the notes offered hereby is being passed upon for Kimberly-Clark by O. George Everbach, Esq., Senior Vice President -- Law and Government Affairs of Kimberly-Clark, and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. As of July 24, 2000, Mr. Everbach owned 59,648 shares of our common stock, and held options to acquire 398,718 shares of such common stock (of which options to acquire 260,518 shares are presently exercisable or will become exercisable within 60 days of such date), and as of July 23, 2000, 17,273 shares of our common stock were attributable to his account under our Salaried Employees Incentive Investment Plan. Mr. Everbach also participates in other employee benefit plans of Kimberly-Clark.

                       [KIMBERLY CLARK LOGO] Corporation

                                Debt Securities

                             ---------------------

By this prospectus, we may offer and sell our debt securities for proceeds of up to $700,000,000 or an equal amount in any other currency.

This prospectus describes the general terms of the debt securities. We will describe the specific terms of the debt securities in a prospectus supplement. You should read this prospectus and the prospectus supplement carefully before you invest.

We may offer the debt securities directly or through underwriters, agents or dealers, which may include Salomon Smith Barney Inc. and Morgan Stanley & Co. Incorporated. The prospectus supplement will give the names of these underwriters, agents or dealers and describe the specific terms of the plan of distribution for the offering.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is July 24, 2000.

                         WHERE TO FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the debt securities that we may offer and sell. This prospectus is part of that registration statement. As permitted by the rules of the SEC, this prospectus does not contain all the information provided in the registration statement or the exhibits to the registration statement.

     We file annual, quarterly and current reports, proxy and information statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following SEC regional offices: Room 3190, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and 13th Floor, 7 World Trade Center, New York, New York 10048. You may call the SEC at 1-800-SEC-0330 for more information concerning its public reference rooms and regional offices. Our SEC filings also are available to the public from the SEC's web site at http://www.sec.gov. You also may inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005; the Chicago Stock Exchange, 440 South LaSalle, Chicago, Illinois 60605; and the Pacific Exchange, 301 Pine Street, San Francisco, California 94104.

     The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC updates and supersedes this prospectus.

     We incorporate by reference the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     - Our annual report on Form 10-K for the year ended December 31, 1999, including portions of our 1999 annual stockholders' report and 2000 proxy statement incorporated by reference into the Form 10-K.

     - Our quarterly report on Form 10-Q for the quarter ended March 31, 2000.

     We will provide to you at no charge, upon your written or oral request, a copy of these filings or any other information incorporated by reference in this prospectus, other than exhibits to the filings which are not specifically incorporated by reference. You may request this information by contacting us at Kimberly-Clark Corporation, P.O. Box 619100, Dallas, Texas 75261-9100 (telephone 972-281-1200); attention: Ronald D. Mc Cray, Secretary.

                         DESCRIPTION OF KIMBERLY-CLARK

     Kimberly-Clark and its subsidiaries manufacture and market throughout the world a wide range of products for personal, business and industrial uses. Most of these products are made from natural and synthetic fibers using advanced technologies in fibers, nonwovens and absorbency. Our businesses are separated into three segments: tissue; personal care; and health care and other. Consolidated net sales of our products and services totaled approximately $13.0 billion in 1999.

     The tissue segment includes facial and bathroom tissue, paper towels and wipers and napkins for household and away-from-home use; wet wipes; printing, premium business and correspondence papers; and related products. Products in this business segment are sold under the Kleenex, Scott, Kimberly-Clark, Kleenex Cottonelle, Kleenex Viva, Huggies, Kimwipes, Wypall, Surpass and other brand names.

     The personal care segment includes disposable diapers; training and youth pants and swimpants; feminine and incontinence care products; and related products. Products in this business segment are primarily for household use and are sold under a variety of well-known brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

     The health care and other segment includes health care products such as surgical packs and gowns, exam gloves, sterilization wraps and disposable face masks; specialty and technical papers and related products; and other products. Products in this business segment are sold under the Kimberly-Clark, Tecnol, Ballard, Safeskin, and other brand names.

     Kimberly-Clark was incorporated in Delaware in 1928 as the successor to a business established in 1872. Our principal executive offices are located at 351 Phelps Drive, Irving, Texas 75038 and our telephone number is (972) 281-1200.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for the applicable three month periods and the last five years has been as follows:

                    THREE MONTHS
                       ENDED                           RATIO OF EARNINGS
                     MARCH 31,                         TO FIXED CHARGES
                    ------------                       -----------------
2000................................................         10.81(1)
1999................................................          7.77(2)

                        YEAR
                       ENDED                           RATIO OF EARNINGS
                    DECEMBER 31,                       TO FIXED CHARGES
                    ------------                       -----------------
1999................................................         9.34(3)
1998................................................         7.07(4)
1997................................................         7.08(5)
1996................................................         7.24(6)
1995................................................         3.57(7)

---------------

(1) Includes pretax charges of $9.5 million for business improvement and other programs, $12.2 million for business integration and other costs, and $(75.8) million of gains related to a patent settlement and accrual liability reversal. Excluding these items, the ratio was 10.00.

(2) Includes pretax charges of $22.8 million for business improvement and other programs. Excluding these charges, the ratio was 8.07.

(3) Includes pretax charges of $47.8 million for business improvement and other programs, $22.6 million for business integration and other costs, $9.0 million of Mobile pulp mill fees and related severances and $(176.7) million of gains on asset disposals. Excluding these items, the ratio was 9.00.

(4) Includes pretax charges of $377.8 million for business improvement and other programs, $42.3 million of Mobile pulp mill fees and related severances and $(140.0) million of a gain on an asset disposal. Excluding these items, the ratio was 8.09.

(5) Includes pretax charges of $478.3 million for business improvement and other programs and $(26.5) million of a gain on an asset disposal. Excluding these items, the ratio was 8.97.

(6) Includes pretax charges of $429.9 million for business improvement and other programs and $(93.6) million of gains on asset disposals. Excluding these items, the ratio was 8.55.

(7) Includes pretax charges of $814.3 million for business improvement and other programs, $21.7 million of net unusual charges, and $(126.6) million of net gains on asset disposals. Excluding these items, the ratio was 5.86.

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the debt securities for general corporate purposes. These purposes may include one or more of the following:

     - reduction of our existing indebtedness;

     - working capital;

     - capital expenditures;

     - investments in subsidiaries and equity companies;

     - share repurchases; and/or

     - future acquisitions.

     Until we actually apply the proceeds, we will invest them in short-term securities.

                         DESCRIPTION OF DEBT SECURITIES

     The general provisions of the debt securities are described below. The specific terms of the debt securities and the extent, if any, to which the general provisions may not apply will be described in a prospectus supplement.

     The debt securities will be issued under the first amended and restated indenture dated as of March 1, 1988, as amended by the first and second supplemental indentures dated as of November 6, 1992 and May 25, 1994, respectively, with Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as successor trustee under an instrument of resignation, appointment and acceptance dated as of December 12, 1995.

     The following description of the debt securities is not complete, but it describes all material provisions of the indenture. The indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be of interest to you. For information on obtaining a copy of the indenture, see "Where to Find More Information" in this prospectus.

GENERAL

     The debt securities will be limited to $700,000,000 of proceeds. They will be unsecured obligations and will rank equally and ratably with all of our other currently outstanding unsecured and unsubordinated debt. In addition to the debt securities that we may offer in this prospectus, we may issue additional debt in an unlimited amount in one or more series under the indenture or other agreements. This additional debt may contain provisions different from those included in the indenture or applicable to one or more series of debt securities.

PROSPECTUS SUPPLEMENT

     You should refer to the prospectus supplement for the following specific terms of the debt securities:

     - their title;

     - any limits on their aggregate principal amount;

     - the initial offering price(s) at which they will be sold;

     - the date(s) on which the principal will be payable;

     - the rate(s) (which may be fixed or variable) at which they will bear interest, if any, and the date(s) from which the interest, if any, will accrue;

     - the date(s) on which the interest, if any, will be payable and any record dates for the interest payments;

     - any sinking fund or similar provisions, whether mandatory or at your option, along with the periods, prices and terms of redemption, purchase or repayment;

     - any provisions for redemption or purchase, at our option or otherwise, including the periods, prices and terms of redemption or purchase;

     - the amount or percentage payable if their maturity is accelerated, if other than the entire principal amount;

     - the currency of our payments of principal, premium, if any, and interest, and any index used to determine the amounts of such payments;

     - any defeasance provisions with respect to the amount we owe, restrictive covenants and/or events of default; and

     - any other terms in addition to those described in this prospectus.

     We may issue debt securities as original issue discount securities to be offered and sold at a substantial discount from their principal amount. Special federal income tax, accounting and other considerations relating to original issue discount securities will be described in the prospectus supplement.

     Unless otherwise indicated in the prospectus supplement, the covenants contained in the indenture and the debt securities would not necessarily protect you in the event of a highly leveraged or other transaction to which we are or may become a party.

RESTRICTIVE COVENANTS

  Meanings of Terms

     - When we use the term "attributable debt" in the context of a sale and lease-back transaction, we mean the present value of our obligation to pay rent. We exclude from this calculation any amounts we pay for maintenance and repairs, insurance, taxes, assessments, water rates or similar charges, or amounts contingent upon sales amounts.

     - When we use the term "consolidated net tangible assets," we mean the total amount of our assets minus (a) applicable reserves, (b) current liabilities which are not extendible or renewable into, and do not reflect current maturities of, long-term debt, and (c) intangible assets. Our consolidated net tangible assets include any attributable debt with respect to a sale and lease-back transaction which is not capitalized on our balance sheet.

     - When we use the term "principal property," we mean any of our United States manufacturing facilities or timberlands which has an individual gross book value in excess of 1% of our consolidated net tangible assets and which is owned by us or any restricted subsidiary. If our board of directors decides that any facility or timberland is not of material importance, it will not be considered a principal property.

     - When we use the term "restricted subsidiary," we mean any of our subsidiaries (a) which owns substantially all of its property or conducts substantially all of its business in the United States, and (b) which owns a principal property. The term does not include subsidiaries whose business consists principally of financing or leasing activities.

     - When we use the term "sale and lease-back transaction," we mean any arrangement where we or any restricted subsidiary lease a principal property from a third party and the principal property has been or is to be sold or transferred by us or the restricted subsidiary to the third party with the intention of taking back the lease. The term does not include temporary leases of three years or less or certain intercompany leases.

     Liens. Section 1004 of the indenture provides that we will not, and will not permit any restricted subsidiary to, issue, assume or guarantee any debt secured by a mortgage, security interest, pledge or lien (hereafter called "mortgage") of or on any principal property, or any shares of capital stock or debt of any restricted subsidiary, without also providing that the debt securities shall be secured by the mortgage equally and ratably with or prior to such debt. This restriction does not apply to:

     - mortgages on any property acquired, constructed or improved by, or on any shares of capital stock or debt acquired by, us or any restricted subsidiary to secure debt which finances all or any part of

       (a) the purchase price of the property, shares or debt, or (b) the cost of constructing or improving the property, and which debt is incurred prior to or within 360 days after the acquisition, completion of construction or commencement of commercial operations of the property;

     - mortgages on any property, shares of capital stock or debt existing at the time we or any restricted subsidiary acquires the property, shares or debt;

     - mortgages on property of a corporation existing at the time that corporation merges with us or any restricted subsidiary or at the time that corporation sells or transfers all or substantially all of its properties to us or any restricted subsidiary;

     - mortgages on any property, shares of capital stock or debt of any corporation existing at the time that corporation becomes a restricted subsidiary;

     - mortgages to secure intercompany debt among us and/or any of our restricted subsidiaries;

     - mortgages in favor of governmental bodies to secure advance or progress payments or to secure the purchase price of the mortgaged property; and

     - extensions, renewals or replacements of any existing mortgage or any mortgage referred to above.

     In addition, we or any restricted subsidiary may, without equally and ratably securing the debt securities, issue, assume or guarantee debt secured by a mortgage not excepted above, if the aggregate amount of the debt, together with (a) all other debt secured by mortgages not so excepted, and (b) the attributable debt with respect to sale and lease-back transactions, does not at the time exceed 5% of our consolidated net tangible assets. For purposes of clause (b) of this calculation, certain sale and lease-back transactions in which the attributable debt shall have been applied to the optional prepayment or retirement of long-term debt are excluded.

     Arrangements under which we or any restricted subsidiary transfer an interest in timber but retain an obligation to cut the timber in order to provide the transferee with a specified amount of money will not create a mortgage or a sale and lease-back transaction prohibited by the indenture.

     Sale and Lease-Back Transactions. Section 1005 of the indenture provides that neither we nor any restricted subsidiary may engage in sale and lease-back transactions with respect to any principal property unless:

     - we or the restricted subsidiary are able, without equally and ratably securing the debt securities, to incur debt secured by a mortgage on the property pursuant to the exceptions described in "Liens" above;

     - we or the restricted subsidiary are able, without equally and ratably securing the debt securities, to incur debt secured by a mortgage on the property in an amount at least equal to the attributable debt with respect to the transaction; or

     - within 360 days after the effective date of the transaction, we or the restricted subsidiary apply an amount equal to the attributable debt with respect to the transaction to the optional prepayment or retirement of our long-term debt or that of any restricted subsidiary.

CONSOLIDATIONS, MERGERS AND SALES OF ASSETS

     Section 801 of the indenture provides that we may consolidate with or merge into, and sell or transfer all or substantially all of our property and assets to, any other corporation. The corporation formed by the consolidation or into which we merge, or the corporation which acquires all or substantially all of our property and assets, must assume our obligations to:

     - pay the principal of, premium, if any, and interest on the debt securities; and

     - perform and observe all the terms, covenants and conditions of the indenture.

     If, upon the consolidation, merger, sale or transfer, any principal property or any shares of capital stock or debt of any restricted subsidiary would become subject to a mortgage securing any debt of, or guaranteed by, the other corporation, we must secure, prior to the consolidation, merger, sale or transfer, the payment of the principal of, premium, if any, and interest on the debt securities equally and ratably with or prior to the debt secured by the mortgage. This provision would not apply to any mortgage which would be permitted in the first two paragraphs under "Liens" above.

EVENTS OF DEFAULT

     Section 501 of the indenture provides that the following are events of default with respect to debt securities of any series:

     - our failure to pay principal or premium, if any, on any debt security of that series when due;

     - our failure to pay interest on any debt security of that series when due, continued for 30 days;

     - our failure to make any sinking fund payment, when due, in respect of any debt security of that series;

     - our failure to perform any other covenant in the indenture that is applicable to debt securities of that series, continued for 90 days after written notice;

     - certain events involving bankruptcy, insolvency or reorganization; and

     - any other event of default applicable to debt securities of that series.

     An event of default with respect to a particular series of debt securities (except as to matters involving bankruptcy, insolvency or reorganization) does not necessarily mean that there is an event of default with respect to any other series of debt securities.

     If an event of default occurs and continues, the trustee or the holders of at least 25% of the outstanding debt securities of that series may declare those debt securities to be due and payable. However, at any time after such a declaration of acceleration has been made, but before the stated maturity of the debt securities, the holders of a majority of the outstanding debt securities of that series may, subject to certain conditions, rescind and annul the acceleration if all events of default with respect to the debt securities, other than the non-payment of accelerated principal, have been cured or waived. You should refer to the prospectus supplement relating to any series of debt securities which are original issue discount securities for particular provisions relating to acceleration of a portion of the principal amount of the original issue discount securities upon the occurrence and continuance of an event of default.

     Subject to the trustee's duties in the case of an event of default, the trustee is not required to exercise any of its rights or powers under the indenture at the request or direction of any holder unless one or more of them shall have offered reasonable indemnity to the trustee. Subject to this indemnification provision and certain other rights of the trustee, the holders of a majority of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     No holder of any debt security of any series will have the right to institute any proceeding with respect to the indenture, unless:

     - the holder shall have previously notified the trustee of a continuing event of default with respect to debt securities of that series and the holders of at least 25% of the outstanding debt securities of that series shall have requested, and offered reasonable indemnity to, the trustee to institute the proceeding;

     - the trustee shall not have received from the holders of a majority of the outstanding debt securities of that series a direction inconsistent with the request; and

     - the trustee shall have failed to institute the proceeding within 60 days.

     However, the holder of any debt security will have an absolute right to receive payment of the principal of, premium, if any, and interest on the debt security on or after the applicable due dates and to sue for the enforcement of any such payment.

     The indenture requires us to furnish to the trustee annually a statement as to the absence of certain defaults under the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any non-monetary default with respect to debt securities of the series if it considers it in the interest of the holders to do so.

DEFEASANCE AND COVENANT DEFEASANCE

     Section 402 of the indenture provides that we may be discharged from most of our obligations in respect of the outstanding debt securities of any series if we irrevocably deposit with the trustee money and/or United States government securities which, together with the income from those securities, are sufficient to pay the principal of, premium, if any, and each installment of interest on the outstanding debt securities of the series on the stated maturity or redemption date, as the case may be. This arrangement requires that we (a) deliver to the trustee an opinion of counsel that we have received an Internal Revenue Service ruling, or a ruling of the Internal Revenue Service has been published that in the opinion of counsel establishes, that holders of the outstanding debt securities of the series will have no federal income tax consequences as a result of the deposit and defeasance, and (b) deliver to the trustee an opinion of counsel that the outstanding debt securities of the series, if then listed on any securities exchange, will not be delisted as a result of the deposit, defeasance and discharge.

     Section 1006 of the indenture provides that we need not comply with certain restrictive covenants, including those described under "Liens" and "Sale and Lease-back Transactions" above, and that our failure to comply would not be an event of default under the indenture and the outstanding debt securities of any series, if we deposit with the trustee money and/or United States government securities which, together with the income from those securities, are sufficient to pay the principal of, premium, if any, and each installment of interest on the outstanding debt securities of the series on the stated maturity or redemption date, as the case may be. Our other obligations under the indenture and the outstanding debt securities of the series would remain in full force and effect. This arrangement requires that we deliver to the trustee an opinion of counsel that (a) the holders of the outstanding debt securities of the series will have no federal income tax consequences as a result of the deposit and defeasance, and (b) the outstanding debt securities of the series, if then listed on any securities exchange, will not be delisted as a result of the deposit and defeasance.

     In the event the outstanding debt securities of the applicable series are declared due and payable because of the occurrence of an event of default other than that described in the preceding paragraph, the amount of money and government securities on deposit with the trustee may not be sufficient to pay amounts due on the outstanding debt securities of the series at the time of the acceleration resulting from the event of default. However, we will remain liable to pay these amounts.

AMENDMENTS TO THE INDENTURE AND WAIVER OF COVENANTS

     Section 902 of the indenture provides that we may amend the indenture with the consent of the holders of 66 2/3% of the outstanding debt securities of each series affected by the amendments. However, unless we have the consent of each holder of the affected debt securities, we may not:

     - change the maturity date of the principal amount of, or any installment of principal of or interest on, any debt security;

     - reduce the principal amount of, premium, if any, or any interest on, any debt security or reduce the amount of principal of an original issue discount security that would be due and payable upon acceleration;

     - change the place or currency of payment of the principal of, premium, if any, or interest on, any debt security;

     - impair your right to sue for payment with respect to any debt security after its maturity date; or

     - reduce the percentage of outstanding debt securities of any series which is required to consent to an amendment of the indenture or to waive our compliance with certain provisions of the indenture or certain defaults.

     The holders of 66 2/3% of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with certain restrictive covenants of the indenture. The holders of a majority of the outstanding debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except (a) a default in the payment of the principal of, premium, if any, or interest on any debt security of that series, or (b) in respect of a provision which under the indenture cannot be amended without the consent of each holder of the affected debt securities.

PAYMENTS, TRANSFER AND EXCHANGE

     Unless otherwise indicated in the prospectus supplement, we will make payments of principal, premium, if any, and interest on the debt securities, and you may exchange and transfer the debt securities, at the office of the trustee at One Bank One Plaza, Suite 0126, Chicago, Illinois 60670-0126, or at the office of Bank One Trust Company in New York, 14 Wall Street, 8th
Floor -- Window 2, New York, New York 10005. We may elect to pay any interest by check mailed by first class mail to the address of the person entitled to receive the payment as it appears in the trustee's security register.

     We will not charge you for any transfer or exchange of debt securities, but we may require you to pay any related tax or other governmental charge.

FORM OF DEBT SECURITIES

     The debt securities will be issued in registered form. We will issue debt securities only in denominations of $1,000 or integral multiples of that amount, unless the prospectus supplement states otherwise.

     Unless the prospectus supplement otherwise provides, debt securities will be issued in the form of one or more global securities. This means that we will not issue certificates to each holder. Rather, we would issue global securities in the total principal amount of the debt securities distributed in that series.

GLOBAL SECURITIES

     In General. Debt securities in global form will be deposited with or on behalf of a depositary. Global securities are represented by one or more certificates for the series registered in the name of the depositary or its nominee. Debt securities in global form may not be transferred except as a whole among the depositary, a nominee of or a successor to the depositary, or any nominee of that successor. Unless otherwise identified in the prospectus supplement, the depositary will be The Depository Trust Company.

     No Depositary or Global Securities. If a depositary for a series of debt securities is unwilling or unable to continue as depositary, and a successor is not appointed by us within 90 days, we will issue that series of debt securities in registered form in exchange for the global security or securities of that series. We also may determine at any time in our discretion not to use global securities for any series. In that event, we will issue debt securities in registered form.

     Ownership of the Global Securities; Beneficial Ownership. So long as the depositary or its nominee is the registered owner of a global security, that entity will be the sole holder of the debt securities represented by that instrument. We and the trustee are only required to treat the depositary or its nominee as the legal owner of the debt securities for all purposes under the indenture.

     A purchaser of debt securities represented by a global security will not be entitled to receive physical delivery of certificated securities, will not be considered the holder of those securities for any purpose under the indenture, and will not be able to transfer or exchange the global security, unless the prospectus supplement provides to the contrary. As a result, each beneficial owner must rely on the procedures of the

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depositary to exercise any rights of a holder under the indenture. In addition, if the beneficial owner is not a direct or indirect participant in the depositary, the beneficial owner must rely on the procedures of the participant through which it owns its beneficial interest in the global security.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. Those laws and the above conditions may impair the ability to transfer beneficial interests in the global securities.

THE DEPOSITORY TRUST COMPANY

     The following is based on information furnished by The Depository Trust Company and applies to the extent it is the depositary, unless otherwise stated in the prospectus supplement:

     Registered Owner. The debt securities will be issued as fully registered securities in the name of Cede & Co., which is DTC's partnership nominee. No single global security will be issued in a principal amount of more than $400 million. The trustee will deposit the global securities with DTC. The deposit of the global securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the securities.

     DTC Organization. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of that law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations who directly participate in DTC. Other entities indirectly participate in DTC and may access DTC's system by clearing transactions through or maintaining a custodial relationship with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     DTC Activities. DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts. This eliminates the need for physical movement of securities certificates.

     Participants' Records. Except as otherwise provided in the prospectus supplement, the debt securities must be purchased by or thorough direct participants, which will receive a credit for the debt securities on DTC's records. The beneficial owner's ownership interest in the debt securities is in turn recorded on the direct or indirect participants' records. Beneficial owners will not receive written confirmations from DTC of their purchase, but they are expected to receive them, along with periodic statements of their holdings, from the direct or indirect participants through whom they entered into the transaction.

     Transfers of ownership interests in the global securities will be made on the books of the participants on behalf of the beneficial owners. Certificates representing the interests of the beneficial owners in the debt securities will not be issued unless the use of global securities is suspended, as discussed above.

     DTC has no knowledge of the actual beneficial owners of the global securities. Its records only reflect the identity of the direct participants as owners of the debt securities. Those participants may or may not be the beneficial owners. Participants are responsible for keeping account of their holdings on behalf of their customers.

     Notices Among DTC, Participants and Beneficial Owners. Notices and other communications by DTC, its participants and the beneficial owners will be governed by standing arrangements among them, subject to any legal requirements in effect.

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     Voting Procedures. Neither DTC nor Cede & Co. will give consents for or vote the global securities. DTC generally mails an omnibus proxy to us just after any applicable record date. That proxy assigns Cede & Co.'s consenting or voting rights to the direct participants to whose accounts the securities are credited at that time.

     Payments. Principal and interest payments made by us will be delivered to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date unless it has reason to believe it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for customers in bearer form or registered in "street name." Those payments will be the responsibility of that participant, and not DTC, the trustee or us, subject to any legal requirements in effect at that time.

     We are responsible for paying principal, interest and premium, if any, to the trustee, which is responsible for making those payments to DTC. DTC is responsible for disbursing those payments to direct participants. The participants are responsible for disbursing payments to the beneficial owners.

REGARDING THE TRUSTEE

     We maintain banking relationships in the ordinary course of business with Bank One, N.A., an affiliate of the trustee under the indenture. Bank One, N.A. participates as a lender in our syndicated revolving credit agreements in the aggregate amount of $175.0 million. We also have debt securities currently outstanding under the indenture.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities to or through underwriters or dealers, and also may sell them directly or indirectly to one or more other purchasers or through agents. These underwriters may include Salomon Smith Barney Inc. and Morgan Stanley & Co. Incorporated, or a group of underwriters represented by one or both of these firms. These firms also may act as agents.

     The debt securities may be distributed from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

     In connection with the offering of the debt securities, certain underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the debt securities. These transactions may include stabilization transactions in accordance with Rule 104 of Regulation M, pursuant to which these persons may bid for or purchase the debt securities for the purpose of stabilizing their market price. The underwriters also may create a short position for the account of the underwriters by selling more debt securities in connection with the offering than they are committed to purchase from us, and in this case may purchase debt securities in the open market following completion of the offering to cover the short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the debt securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, but if any are undertaken, they may be discontinued at any time.

     In connection with the sale of the debt securities, underwriters may receive compensation from us or from purchasers of the debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the debt securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the debt securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any of these underwriters or agents will be identified, and their compensation will be described, in the prospectus supplement.
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     Underwriters and agents who participate in the distribution of the debt securities may be contractually entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make with respect to these liabilities. These underwriters and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     If so indicated in the prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by us. The obligations of any purchaser under these contracts will be subject to the condition that the purchase of the debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

                          VALIDITY OF DEBT SECURITIES

     Unless otherwise indicated in the prospectus supplement, the validity of the debt securities will be passed upon for Kimberly-Clark by O. George Everbach, Esq., our Senior Vice President -- Law and Government Affairs, and for the underwriters or agents by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from the Corporation's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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                                  $300,000,000

                       [KIMBERLY CLARK LOGO] Corporation

                         7.10% Notes due August 1, 2007

                               ------------------

                             PROSPECTUS SUPPLEMENT

                                 JULY 24, 2000

                             ---------------------

                              SALOMON SMITH BARNEY
                           MORGAN STANLEY DEAN WITTER
                         BANK ONE CAPITAL MARKETS, INC.
                          HSBC SECURITIES (USA), INC.
                     BANK OF NEW YORK CAPITAL MARKETS, INC.

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